SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NAVIGANT INTERNATIONAL, INC.

(Name of Issuer)

NAVIGANT INTERNATIONAL, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.875% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

63935RAA6 (Restricted)

63935RAB4 (Unrestricted)

(CUSIP Number of Class of Securities)

Robert C. Griffith

84 Inverness Circle East

Englewood, Colorado 80112

Telephone: (303) 706-0800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark R. Levy

Holland & Hart LLP

Suite 3200

555 Seventeenth Street

Denver, CO 80202

Telephone: (303) 295-8073

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$72,000,000	$8,474.40

*Aggregate original principal amount.

(a)	Estimated solely for the purpose of determining the filing fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(b)	The amount of the filing fee equals $117.70 for each $1,000,000 of the value of the transaction.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8474.40	Filing Party:	Navigant International, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 23, 2005

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

By this Amendment No. 1 (the “Amendment”), Navigant International, Inc. (“Navigant”) hereby withdraws the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 23, 2005 (the “Schedule TO”). The Schedule TO related to the solicitation by Navigant of consents to (i) amend reporting requirements in the indenture dated as of November 7, 2003 (the “Indenture”) between Navigant and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee, pursuant to which our 4.875% Convertible Subordinated Debentures due 2023 were issued, (ii) amend the Indenture to add a certain make-whole provision and (iii) waive the existing defaults under the Indenture (collectively, the “Solicitation”).

Navigant is withdrawing the Schedule TO because it has concluded that the Solicitation is not a tender offer. Navigant is continuing the Solicitation upon the terms and subject to the conditions set forth in the Consent Solicitation Statement dated June 23, 2005 and in the accompanying Consent Form.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert C. Griffith

(Signature)

Robert C. Griffith, Chief Financial Officer and Chief Operating Officer

(Name and Title)

July 8, 2005

(Date)